Exhibit 99.42

May 6, 2021

To:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

We have read the statements made by Vox Royalty Corp. in the attached copy of change of auditor notice dated May 3, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated May 3, 2021.

Yours very truly,

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

VOX ROYALTY CORP.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO:                      Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

AND TO:            PricewaterhouseCoopers LLP (“PwC”)

McGovern Hurley LLP (“McGovern”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice as follows:

1.	On April 30, 2021, by mutual agreement, McGovern resigned as auditor of the Corporation.

2.	Effective April 30, 2021, PwC was appointed as the new auditor of the Corporation.

3.	The resignation of McGovern and the appointment of PwC have been recommended by the audit committee of the Corporation and approved by the board of directors of the Corporation (the “Board”), and the contents and filing of this notice have been approved by the Board.

4.	There were no reservations or modified opinions contained in McGovern’s report on the Corporation’s financial statements for the financial year ended December 31, 2020.

5.	In the opinion of the Board, there have been no “reportable events” as such term is defined in NI 51-102, between the Corporation and McGovern.

Dated this 3rd day of May, 2021.

VOX ROYALTY CORP.

Per:	(signed) "Pascal Attard"
Name: Pascal Attard
Title: Chief Financial Officer